Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2021 and 2020 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references in this report to “Altamira Therapeutics Ltd.” or “Altamira,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to (i) Auris Medical Holding Ltd. (formerly Auris Medical Holding AG), or Auris Medical (Switzerland), together with its subsidiaries, prior to our corporate reorganization by way of the Merger (as defined below) on March 13, 2018 (i.e. to the transferring entity), (ii) to Auris Medical Holding AG (formerly Auris Medical NewCo Holding AG), together with its subsidiaries after the Merger (i.e. to the surviving entity) and prior to the Redomestication (as defined below) and (iii) to Auris Medical Holding Ltd., a Bermuda company, or Auris Medical (Bermuda), the successor issuer to Auris Medical (Switzerland) under Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the effective time of the Redomestication, which occurred on March 18, 2019. The trademarks, trade names and service marks appearing in this report are property of their respective owners.

Altamira Therapeutics Ltd. is an exempted company incorporated under the laws of Bermuda. We began our operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG (“Auris Medical (Switzerland)”). Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, we discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of Auris Medical Holding Ltd. began trading on the Nasdaq Capital Market under the trading symbol “EARS”. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On May 1, 2019, we effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of our issued and outstanding common shares. All per share amounts and numbers of common shares in this report reflect the 2019 Reverse Share Split. Following shareholders’ approval at an extraordinary general meeting of shareholders held on July 21, 2021 we changed our name to Altamira Therapeutics Ltd.

Unless indicated or the context otherwise requires, (i) all references in this report to our common shares as of any date prior to March 13, 2018 refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.40 per share (pre-2019 Reverse Share Split)) prior to the 10:1 “reverse share split” effected through the Merger, (ii) all references to the our common shares as of, and after, March 13, 2018 and prior to the Redomestication refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.02 per share (pre-2019 Reverse Share Split)) after the 10:1 “reverse share split” effected through the Merger (iii) all references to our common shares as of, and after, the Redomestication on March 18, 2019 refer to the common shares of the Company (having a par value of CHF 0.02 per share pre-Reverse Share Split 2019)) and (iv) the Company’s common shares after May 1, 2019 the date of the Reverse share split have a nominal value of CHF 0.40 each. As of June 30, 2020, we reduced the nominal value of our shares to CHF 0.01 each.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of September 7, 2021.

Overview

We are a clinical-and commercial-stage biopharmaceutical company developing therapeutics that address important unmet medical needs. We are currently active in three areas: the development of RNA therapeutics for extrahepatic therapeutic targets (OligoPhore™ / SemaPhore™ platforms; preclinical), nasal sprays for protection against airborne viruses and allergens (Bentrio™; commercial) or the treatment of vertigo (AM-125; Phase 2), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (Keyzilen® and Sonsuvi®, Phase 3). We have announced our intention to reposition the Company around RNA therapeutics while exploring strategic options to either divest our traditional businesses or spin them off as a separate entity to shareholders.

Recent Developments

Development and commercial launch of Bentrio™ nasal spray

On June 28, 2021 we announced the start of the market roll-out of Bentrio™, our drug-free nasal spray for protection against airborne viruses and allergens, by launching it in Germany, and our intention to expand market coverage progressively through additional distribution channels and in further countries. Bentrio™ is marketed as an “over-the-counter” medical device. Development of the product had been initiated under code name AM-301 in summer 2020. For the project, we set up a new subsidiary, Altamira Medica Ltd. (“Altamira”), based in Zug, Switzerland, and obtained funding through a CHF 1.5 million convertible loan agreement with FiveT Capital Holding AG (“FiveT”) which has since been converted in full.

Bentrio™ is based on a gel emulsion which works by forming a protective layer on the nasal mucosa that acts as a mechanical barrier against airborne viruses and allergens. The barrier consists of two elements: (1) a mucoadhesive film lining the nasal cavity and preventing contact of airborne viruses or allergens with the nasal mucosa to reduce the risk of viral infection or allergic reactions; (2) the trapping / binding of such viruses or allergens through electrostatic effects, allowing for their removal e.g. through mucociliary clearance. In addition, the product helps to humidify and thus maintain the nasal mucosa’s function in clearing viruses and allergens from the nasal cavity. In its natural state, Bentrio™ is viscous; for application via spray it must be briefly shaken, rendering it liquid. Upon contacting the nasal mucosa, the formulation reverts to its normal viscous state, which supports an extended nasal residence time.

AM-301 has been tested for its tolerability, safety and efficacy in various preclinical models, including:

●	SARS-CoV-2: in a human nasal epithelium model with reconstituted cells from donors, daily application of Bentrio™ for 4 days, starting 10 minutes prior to inoculation, resulted in a significant reduction of SARS-CoV-2 titer by up to 99.4% compared to saline control. When treatment was started only 24 or 30 hours post inoculation, epithelia had 12- or 14-fold lower titer than controls.

●	Influenza A (H1N1): in the same human nasal epithelium model, daily application of Bentrio™ starting 10 minutes or 24 hours post inoculation and continuing for 4 days, resulted in a significant reduction in H1N1 viral load for both prophylactic and therapeutic treatment compared against saline-treated controls (by 84% and 77%).

AM-301 was tested clinically in allergic rhinitis through an open-label randomized cross-over study with 36 patients with allergic rhinitis to grass pollen. Study participants were administered a single dose of AM-301 nasal spray or a comparator product prior to controlled pollen exposure for four hours in an allergen challenge chamber. The challenge was repeated with the alternate treatment following a wash-out period. Under treatment with AM-301, participants reported a mean increase in the Total Nasal Symptom Score (TNSS) of 4.75 points, which was 1.11 points and thus significantly below TNSS levels when exposed to pollen without nasal spray protection. Further the study demonstrated a rapid onset and long durability of AM-301’s protective effect, established substantial equivalence to the marketed comparator with superior efficacy ratings by patients and clinicians, and showed good tolerability.

On May 25, 2021 we announced that we had successfully completed the conformity assessment procedure for marketing Bentrio™ in the member states of the European Union (EU). The product is considered a Class I medical device under the European Medical Devices Directive (MDD). Bentrio™ therefore met all essential requirements for marketing across Europe under the so-called CE mark. On May 6, 2021, we met with the FDA (“Food and Drug Administration”) for a pre-submission meeting relating to a 510(k) pre-market notification application. The Company expects to request regulatory clearance for Bentrio™ for the intended use in allergy under the 510(k) pathway. During the meeting, the Company obtained important information needed to help finalize the submission package. Importantly, the Agency indicated that the design of the pollen challenge study appeared appropriate to support the planned 510(k) submission. The regulatory pathway in the US for the intended use in viral infection, in particular whether Bentrio™ would be considered a medical device or a drug for this indication, has not yet been fully clarified with the FDA.

Acquisition of Trasir Therapeutics and strategic repositioning around RNA therapeutics

On June 1, 2021, we acquired 100% of the share capital of privately held Trasir Therapeutics Inc. (“Trasir”) through the merger of our subsidiary Auris Medical Inc. with and into Trasir (the “Merger”), with Trasir surviving the merger as the surviving entity. Trasir was subsequently renamed Altamira Therapeutics, Inc. and redomiciled in Dover, Delaware. Founded in 2014, Trasir has been a pioneer in the development of nanoparticles for extrahepatic oligonucleotide delivery.

The transaction has been the starting point for a strategic repositioning under which the Company intends to focus on the development of RNA therapeutics while in the medium term aiming to spin off or divest its existing assets in neurotology, rhinology and allergology. Dr. Samuel Wickline, Trasir’s founder and Professor of Medicine, was appointed Chief Scientific Officer and joined the Company’s leadership team. In addition, to reflect the Company’s strategic repositioning, the shareholders convened for a Special General Meeting on July 21, 2021 to approve the change of its corporate name to Altamira Therapeutics Ltd. and elected Margrit Schwarz, PhD, MBA, as an additional Board member. Further, on July 26, 2021, the Company’s common shares started trading under the ticker symbol “CYTO” instead of “EARS”.

Trasir’s core technology is the proprietary peptide polyplex platform OligoPhore™ and its equivalent SemaPhore™ that can engage any type of short interfering RNA (siRNA) or messenger RNA (mRNA), respectively, in rapid self-assembly. The technology allows for safe and effective systemic delivery of RNA payloads with efficient cellular uptake and full endosomal release. Importantly, it enables delivery to target tissues outside the liver, creating the potential for developing RNA-based therapies for a range of indications with substantial unmet need.

In various murine models of disease, OligoPhore™ and SemaPhore™ have been shown to protect the RNA payload (siRNA and/or mRNA) from degradation in the circulation, while enabling pH-dependent nucleotide endosomal escape and cytoplasmic delivery. Proof-of-concept for efficient delivery and target knockdown has been demonstrated for targets in the NF-kB family, various members of the ETS transcription factor family, and targets in the JNK and TAM pathways, enabling a preclinical development pathway for several oncology indications, rare diseases, as well as rheumatoid and osteoarthritis and inflammatory pathologies such as atherosclerosis.

On July 6, 2021 we announced the selection of mutant KRAS-driven colorectal cancer as the first therapeutic indication for our OligoPhore™ oligonucleotide delivery platform. The Company has initiated the preclinical development of AM-401 with submission of an IND targeted for the end of 2022.

AM-125 Phase 2 trial in acute vertigo (“TRAVERS”)

The TRAVERS clinical trial was initiated in July 2019 and is expected to enroll 118 patients that suffer from acute vertigo following certain neurosurgical interventions (vestibular schwannoma resection, vestibular neurectomy or labyrinthectomy).

On September 3, 2020 the Company announced top-line data from Part A of the trial, which enrolled 33 patients suffering from vertigo following neurosurgery who were treated with AM-125 1, 10 or 20 mg or placebo (3 x daily) for four weeks. It demonstrated a dose-dependent improvement in balance as well as good safety and tolerability of ascending doses of AM-125. At the highest dose of 20 mg (3 x daily), AM-125-treated patients improved their performance of the “Tandem Romberg” and the “Standing on Foam” balance tests from baseline to 14 days post-surgery (primary endpoint) on average 1.9 to 2.4 times more than placebo-treated patients (6.0 vs. 3.1 and 10.5 vs. 4.3 seconds, respectively). In contrast to placebo, the improvement from baseline was statistically significant for AM-125 20 mg and for all active dose groups, respectively (p<0.02 and p<0.01 to p<0.05, respectively). These positive results were supported by similar improvements in additional efficacy measures, including additional objective as well as clinician- and patient-reported outcomes.

Based on the results from the interim analysis, the two highest doses, 10 and 20 mg, were selected by the Company to be tested against placebo in 72 patients in Part B of the trial. The improvement in the “Standing on Foam” test will become the sole primary efficacy endpoint, whereas the improvement in the “Tandem Romberg” test will become the key secondary efficacy endpoint. Prior to starting Part B of the trial, open label testing of oral betahistine for reference purposes was completed (n=16). On May 14, 2021 the Company announced that the TRAVERS trial had reached the enrollment midpoint following some temporary slowdown in enrollment due to the COVID-19 pandemic earlier in the year. We expect the trial to complete enrollment in fall; following the read-out we intend to file an IND with the FDA.

AM-201 Phase 1b trial in antipsychotic-induced weight gain

The Phase 1b clinical trial with AM-201, our investigational drug for the prevention of antipsychotic-induced weight gain and somnolence, was initiated in March 2019 at a single study site in Europe. The trial enrolled healthy volunteers who received either AM-201 or placebo three times daily concomitantly with the antipsychotic drug olanzapine over four weeks.

On October 11, 2019 we announced based on an interim analysis of Part 1 of the trial comprising the first 50 subjects that the safety and tolerability of 5 ascending doses of AM-201 up to 20 mg were favorable and reported first efficacy signals. The trial then proceeded to the next higher and final dose level of 30 mg, which was tested on 30 healthy volunteers. On May 26, 2020 we announced top-line data for the entire trial, which showed good safety and tolerability of AM-201 up to 30 mg as well as a dose-dependent reduction in weight gain. At the highest AM-201 dose, the mean weight gain from baseline to the end of the treatment period was 2.8 kg compared against 3.7 kg in control subjects. The primary efficacy endpoint of mean reduction in weight gain was 0.9 kg and statistically significant (p<0.02; n=81 with pre-specified Bayesian augmented controls). In a next step, following additional pre-clinical testing, the Company intends to file for an IND in 2022.

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus COVID-19 was reported to have surfaced in Wuhan, China. The extent to which COVID-19 may impact our preclinical and clinical trial operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and geographic reach of the outbreak, the severity of COVID-19, and the effectiveness of actions to contain and treat COVID-19. For example, the COVID-19 outbreak delayed enrollment of patients into our “TRAVERS” phase 2 trial with AM-125. Candidates for participation in this trial undergo certain types of neurosurgery, which are classified as elective procedures. Due to the COVID-19 outbreak, many sites participating in the “TRAVERS” trial postponed elective procedures and temporarily reduced or suspended clinical research activities. The effect was particularly felt in spring 2020 and then again in early 2021.

The continued spread of COVID-19 globally could otherwise adversely impact our clinical trial operations, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. Disruptions or restrictions on our ability to travel to monitor data from our clinical trials, or to conduct clinical trials, or the ability of patients enrolled in our studies to travel, or the ability of staff at study sites to travel, as well as temporary closures of our facilities or the facilities of our clinical trials partners and their contract manufacturers, would negatively impact our clinical trial activities. In addition, we rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our preclinical studies and clinical trials, including the collection of data from our clinical trials, and the outbreak may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us. Similarly, our preclinical trials could be delayed and/or disrupted by the outbreak. As a result, the expected timeline for data readouts of our preclinical studies and clinical trials and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results. Finally, the COVID-19 outbreak and its impact on the global financial markets may limit our ability to raise additional funds to continuously fund our operations and complete the research and development of all our product candidates.

Redomestication

On March 18, 2019, we changed our jurisdiction of incorporation from Switzerland to Bermuda. We discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act, continued our existence under the Companies Act as an exempted company incorporated in Bermuda. We changed our name from “Auris Medical Holding AG” to “Auris Medical Holding Ltd.” in connection with the Redomestication. Our common shares continued to trade on the Nasdaq Capital Market after the Redomestication under the symbol “EARS.”

2019 Reverse Share Split

On April 30, 2019, we announced a reverse share split (the “2019 Reverse Share Split”) of our common shares at a ratio of one-for-twenty. The 2019 Reverse Share Split took effect at 12:01 a.m. (Eastern Time) on May 1, 2019, and our common shares began to trade on a post-split basis at the market open on May 1, 2019. When the reverse share split became effective, every 20 of our pre-split issued and outstanding common shares, par value 0.02 per share, were combined into one common share, par value CHF 0.40 per share. Effecting the 2019 Reverse Share Split reduced the number of our issued and outstanding common shares from 38,095,859 common shares to 1,904,789 common shares. It also simultaneously adjusted outstanding options issued under our equity incentive plan and outstanding warrants to purchase common shares. All per share amounts and numbers of common shares in this management’s discussion and analysis reflect the 2019 Reverse Share Split.

Capital Increase

On December 1, 2020, a tranche of the convertible loan provided by FiveT in the amount of CHF 895,455 was converted into 737,000 common shares at a conversion price of USD 1.35. On March 4, 2021, the remaining convertible loan by FiveT in the amount of CHF 604,545 plus accumulated interests of CHF 40,268 was converted into 516,814 common shares at a conversion price of USD 1.35.

On December 3, 2020, the Company entered into securities purchase agreements with several institutional investors for the purchase and sale of 2,000,000 common shares at an offering price of USD 4.00 per share, pursuant to a registered direct offering. The net proceeds of the offering were approximately USD 7.3 million.

In December 2020, 1,263,845 warrants issued under the “May 2019 Registered Offering” were exercised at their exercise price of CHF 4.34; the remaining 897,435 warrants were exercised in March 2021. See footnote 5.

In the first half 2020, we issued 450,000 of our common shares under the 2020 Commitment Purchase Agreement to LPC for an aggregate amount of USD 430,035 and 73,015 common shares under the A.G.P. Sales Agreement for an aggregate amount of USD 110,488. Between July 1, 2020 and September 11, 2020 the Company issued 750,000 common shares to LPC for aggregate proceeds of USD 678,120 and 1,229,012 common shares under the A.G.P. Sales Agreement for gross proceeds of USD 1,414,381. In the first half of 2021 we issued no shares neither under the A.G.P. Sales Agreement nor under the 2020 Commitment Purchase Agreement with LPC.

As of September 7, 2021, our outstanding and issued fully paid-in share capital consisted of CHF 136,431.20, divided into 13,643,130 common shares with a par value of CHF 0.01 each and no preferred shares.

Collaboration and License Agreements

On December 11, 2020, Trasir entered into an Exclusive License Agreement with Washington University located in St. Louis, Missouri (“WU”), which Exclusive License Agreement was subsequently amended and restated in June 2021 (as so amended and restated, the “Agreement”), with effect as of December 11, 2020. Pursuant to the Agreement, WU granted Trasir an exclusive, worldwide, royalty-bearing license (with the right to sublicense) during the term of the Agreement under certain patent rights owned or controlled by WU to research, develop, make, have made, sell, offer for sale, use and import pharmaceutical products covered under such patent rights for all fields of use. Such licensed products may include “silencing RNA” (siRNAs) pharmaceutical preparations formulated in combination with Trasir’s proprietary delivery technologies. In consideration for such worldwide, exclusive license, the Company (through its acquisition of Trasir, described above) will be obligated to pay WU: annual license maintenance fees in the low five figures through first commercial sale; pre-clinical and clinical regulatory milestones; sales milestones; and a low single digit royalty based on annual net sales of licensed products worldwide for at least the applicable patent term or period of marketing exclusivity, whichever is longer, but in no case less than a minimum royalty term of 12 years; and a percentage share (in the double digits) of sublicensing revenues received by the Company in connection with licensed products. Such regulatory and sales milestones may total up to an aggregate of $4,375,000. In the event the Company fails to meet certain regulatory diligence milestones, WU will have the right to terminate the license. The Agreement also contains customary representations, warranties and covenants by both parties, as well as customary provisions relating to indemnification, confidentiality and other matters.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

●	AM-301 for protection against airborne viruses and allergens. Since the initiation of the development program in September 2020, we have conducted a variety of in vitro and in vivo studies as well as one clinical investigation to determine the tolerability, safety and efficacy of Bentrio™ and to meet the requirements for marketing the nasal spray as a Class I medical device in Europe and for marketing as a Class II medical device in the US. While these assessments for obtaining market clearance and related expenditures have been completed in the second and third quarter of 2021, we have various other studies either ongoing or planned to further expand the body of evidence for current or additional uses of the product.

●	AM-401 for the treatment of mutant KRAS-driven colorectal cancer. Since the acquisition of Trasir became effective only on June 1, 2021, there were only minimal research and development expenditures related to the program in the first half of 2021. We expect expenditures to increase in the second half of 2021 as we initiate additional pharmacology studies and initiate the development and scale-up of the peptide carrier and siRNA payloads as well as analytical development. Expenditure levels are expected to increase further in 2022 as we plan to conduct various IND-enabling studies, including toxicology in non-human primates, and move into larger-scale production of the peptide, siRNA payloads and nanoparticles.

●	AM-125 for Vertigo. We are evaluating intranasal betahistine for the treatment of acute vertigo in the Phase 2 TRAVERS clinical trial. Following an interim analysis in September 2020, we have completed enrollment of a small open-label group of patients treated orally with betahistine, and initiated Part B of the trial which will enroll 72 patients. We expect the trial to complete in fall 2021. In parallel, we have been conducting or initiated several IND-enabling preclinical studies which we expect to complete during the second half of 2021. We intend to file an IND with the FDA in late 2021 or early 2022 and subsequently to initiate a Phase 3 clinical program.

●	AM-201 for Antipsychotic-Induced Weight Gain. We evaluated intranasal betahistine in a Phase 1b clinical trial in the prevention of antipsychotic-induced weight gain and somnolence. The study was initiated in March 2019 at a single site in Europe and completed in 2020. While AM-201 is under development for a different indication than AM-125, it shares the same formulation. Accordingly, development is closely related to AM-125. Following completion of the Phase 1b trial, expenditure levels specifically for AM-201 have been minimal as further regulatory and development steps are largely determined by progress in the AM-125 program.

●	Sonsuvi® (AM-111) for Acute Inner Ear Hearing Loss. Following the results from the HEALOS Phase 3 trial, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure, the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. We aim to implement the further development of Sonsuvi® with non-dilutive funding. Funding options which are under consideration include: strategic partnering, special purpose vehicle financing, grant funding or a combination thereof. Pending such funding, we expect our research and development expenses in connection with the Sonsuvi® program to remain minimal.

●	Keyzilen® (AM-101). Following the results from the TACTT3 Phase 3 trial, we have completed the design of a pivotal Phase 2/3 trial for our late-stage Keyzilen® program. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. It will incorporate learnings from the four late-stage trials, TACTT2, TACTT3, AMPACT1 and AMPACT2, notably with regard to the collection of patient reported outcomes and certain elements of study conduct. In addition, it will explore the use of a novel method for objective tinnitus diagnosis and measurement. We have obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure. We aim to implement the further development of Keyzilen® as well as its early-stage tinnitus programs with non-dilutive funding. Funding options which are under consideration include: strategic partnering, special purpose vehicle financing, grant funding or a combination thereof. Pending such funding, we expect our research and development expenses in connection with the Keyzilen® program to remain minimal.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for synthesis of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results— Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2021 and 2020. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of the six months ended June 30, 2021 and 2020:

	Six months ended June 30
	2021	2020	Change
	(in thousands of CHF)%

Research and development	(3,394)	(885)	284%
General and administrative	(3,062)	(1,536)	99%
Operating loss	(6,456)	(2,421)	167%
Interest expense	(172)	(3)	5,633%
Foreign currency exchange gain (loss), net	292	(30)	(1,073)%
Revaluation (loss)/gain from derivative financial instruments	(429)	4	(10,825)%
Transaction costs	-	(220)	(100)%
Loss before tax	(6,765)	(2,669)	153%
Income tax gain	11	11	0%
Net loss attributable to owners of the Company	(6,755)	(2,659)	154%
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	449	(78)	(676)%
Items that are or may be reclassified to profit and loss
Foreign currency translation differences	(42)	16	(363)%
Other comprehensive loss	407	(62)	(756)%
Total comprehensive loss attributable to owners of the company	(6,348)	(2,720)	133%

Research and development expense

	Six months ended June 30
	2021	2020	Change
	(in thousands of CHF)%
Clinical projects	(1,181)	(251)	371%
Pre-clinical projects	(231)	(133)	74%
Drug manufacturing and substance	(765)	(12)	6,275%
Employee benefits	(743)	(450)	65%
Other research and development expenses	(474)	(39)	1,115%
Total	(3,394)	(885)	284%

Research and development expenses amounted to CHF 3.4 million in the six months ended June 30, 2021. This represents an increase of CHF 2.5 million CHF 0.9 million for the six months ended June 30, 2020. Research and development expenses reflected the following:

●	Capitalization of internal costs for AM-125. In the six months ended June 30, 2021, we capitalized direct costs related to our AM-125 program for a total amount of CHF 1.7 million compared to CHF 0.7 million for the six months ended June 30, 2020.

●	Clinical projects. In the six months ended June 30, 2021 clinical expenses were higher than in the six months ended June 30, 2020 by CHF 0.9 million due to the conduct of the allergen challenge chamber as well as preparations for further clinical investigations with AM-301.

●	Pre-clinical projects. In the six months ended June 30, 2021, pre-clinical expenses increased by CHF 0.1 million compared to the six months ended June 30, 2020 due to our AM-301 program.

●	Drug manufacture and substance. In the six months ended June 30, 2021, drug manufacture and substance related costs increased by CHF 0.8 million compared to the six months ended June 30, 2020 due to development, scale-up and analytical work related to our AM-301 program.

●	Employee benefits. Employee expenses increased by CHF 0.3 million in the six months ended June 30, 2021 compared to the same period in 2020 due to a higher headcount and the relevant recruiting costs. In the previous reporting period, we had benefited from reimbursements under the Swiss short-time work scheme.

●	Other research and development expenses. Other research and development expenses increased by CHF 0.4 million in the six months ended June 30, 2021 compared to the same period in 2020 as we incurred expenditures for intellectual property and regulatory consulting services to our AM-301 program.

General and administrative expense

	Six months ended June 30
	2021	2020	Change
	(in thousands of CHF)%
Employee benefits	(1,362)	(522)	158%
Lease expenses	(26)	(11)	136%
Business development	(521)	(1)	52,000%
Travel and representation	(45)	(18)	150%
Administration costs	(1,108)	(969)	14%
Depreciation tangible assets	-	(3)	(100)%
Capital tax expenses	-	(13)	(100)%
Total	(3,062)	(1,536)	98%

General and administrative expense amounted to CHF 3.1 million in the six months ended June 30, 2021 compared to CHF 1.5 million in the same period in the previous year. Administration costs increased mainly due to an increase in headcount and the grant of shares.

Interest expense

Interest expense in the six months ended June 30, 2021 amounted to CHF 172,462 (June 30, 2020: CHF 3,152) included CHF 8,348 for interest and CHF 162,546 for amortization of the remaining transaction costs related to the FiveT loan and bank charges.

Foreign currency exchange gain / (loss), net

For the six months ended June 30, 2021, fluctuations in foreign currency exchange rates resulted in a gain of CHF 0.3 million, compared to a loss of CHF 0.03 million during the same period in the previous year, mainly due to the impact of the appreciation of the USD currency.

Revaluation gain / (loss) from derivative financial instruments

For the six months ended June 30, 2021, CHF 416,002 of the revaluation loss from derivative financial instruments is related to the revaluation of the financial derivatives embedded in the FiveT convertible loan (note 5), at conversion of the remaining amount on March 4, 2021. CHF 12,740 of the revaluation loss is related to the revaluation of outstanding warrants from the January 30, 2018 public offering. In the six months ended June 30, 2020, there was a revaluation gain from derivative financial instruments of CHF 4,353.

On February 21, 2017 we issued 50,000 warrants in connection with a public offering of 62,499 common shares, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of USD 240.00 per common share. Additionally, the underwriter was granted a 30-day option to purchase up to 7,500 additional common shares and/or 7,500 additional warrants, of which the underwriter partially exercised its option for 6,750 warrants. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 39,725 of our common shares, at an exercise price of USD 240.00 per common share. As of June 30, 2021 the fair value of the warrants amounted to CHF 0. The revaluation gain of the derivative for the six months ended June 30, 2021 amounted to CHF 0, as already in the same period in 2020.

On January 30, 2018 we issued 37,499 warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase one common share at an exercise price of USD 100.00 per common share. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 37,499 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of USD 100.00 per common share. As of June 30, 2021 the fair value of the warrants amounted CHF 19,058. The revaluation loss of the derivative for the six months ended June 30, 2021 amounted to CHF 12,740, compared to a revaluation gain of CHF 4,353 in the same period in 2020.

On July 17, 2018 we issued 314,103 Series A warrants and 224,359 Series B warrants in connection with the July 2018 Registered Offering of 897,436 common shares, each warrant entitling its holder to purchase one common share at an exercise price of CHF 7.80 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced in two steps to ultimately CHF 1.47. As of June 30, 2019, the number of Series B warrants outstanding subject to revaluation were 34,535 and the fair value of the warrants amounted CHF 0. The Series B warrants expired on June 18, 2020.

On May 15, 2019, we issued 1,721,280 pre-funded warrants and 2,161,280 warrants in connection with the May 2019 Registered Offering of 440,000 common shares, with each pre-funded warrant entitling its holder to purchase one common share at an exercise price of CHF 0.01 and each warrant entitling its holder to purchase one common share at an exercise price of CHF 4.34. All warrants were exercised between December 2020 and March 2021.

Cash flows

Comparison of the six months ended June 30, 2021 and 2020

The table below summarizes our cash flows for the six months ended June 30, 2021 and 2020:

	Six months ended June 30
	2021	2020
	(in thousands of CHF)
Net cash used in operating activities	(4,919)	(1,630)
Net cash used in investing activities	(1,989)	(761)
Net cash from financing activities	3,845	1,045
Net effect of currency translation on cash	271	1
Cash and cash equivalents at beginning of the period	11,259	1,385
Cash and cash equivalents at end of the period	8,467	40

Cash and funding sources

On December 1, 2020, a tranche of the convertible loan provided by FiveT in the amount of CHF 895,455 was converted into 737,000 common shares at a conversion price of USD 1.35. The remaining amount of CHF 604,545 plus accumulated interest was converted into 516,814 common shares at a conversion price of USD 1.35 on March 4, 2021.

On December 3, 2020, the Company entered into securities purchase agreements with several institutional investors for the purchase and sale of 2,000,000 common shares at an offering price of USD 4.00 per share, pursuant to a registered direct offering. The net proceeds of the offering were approximately USD 7.3 million.

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funde2d warrants is CHF 0.01 per common share and for the warrants is CHF 4.34. The net proceeds to us from the May 2019 Registered Offering were approximately USD 7.6 million, after deducting underwriting discounts and other offering expenses payable by us. In December 2020, 1,263,845 warrants were exercised, leaving 897,435 warrants outstanding as of December 31, 2020. These remaining warrants were exercised in March 2021.

On November 30, 2018, the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of USD 25.0 million. As of June 30, 2021, the Company has sold 1,758,618 of its common shares for an aggregate offering price of USD 3.2 million pursuant to the A.G.P. Sales Agreement.

On July 17, 2018 the Company completed a public offering of 897,435 common shares with a nominal value of CHF 0.40 each, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares (the “July 2018 Registered Offering”). The exercise price for both series Warrants at the time of the July 2018 Registered Offering was CHF 7.80 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced in two steps to ultimately CHF 1.47. The net proceeds to us from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us.

On April 23, 2020, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2020 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to USD 10,000,000 of our common shares over the 30-month term of the purchase agreement. Until June 30, 2021, the Company issued 1,200,000 of our common shares to LPC for an aggregate amount of USD 1.1 million. The 2020 Commitment Purchase Agreement replaced the 2018 Commitment Purchase Agreement.

On May 2, 2018 the Company entered into the 2018 Commitment Purchase Agreement and a registration rights agreement (the “2018 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to USD 10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. As of April 7, 2020, the Company has issued an aggregate of 2,820,000 common shares for aggregate proceeds of USD 1.8 million to LPC under the 2018 Commitment Purchase Agreement.

On January 30, 2018, the Company completed a public offering of 62,499 common shares with a nominal value of CHF 0.40 each and concurrent offering of 37,499 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 37,499 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of USD 100.00 per common share.

Due to the COVID pandemic, Swiss banks granted special COVID-19 loans under certain conditions with a guarantee by the Swiss Government. Our Company was eligible for a loan of CHF 50,000, which was granted on March 26th, 2020. The loan is interest-free and may be repaid at any time with a maximum term of five years. We repaid the loan on June 16, 2021.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We expect our total cash need in 2021 to be in the range of CHF 17.0 to 18.5 million, of which we expect to capitalize approximately CHF 3.0 to 3.5 million in research and development expenses related to the AM-125 program. We expect that the existing cash and cash equivalents together with further issuances of common shares under the 2020 Commitment Purchase Agreement and the A.G.P. Sales Agreement and / or the divestiture or spin-off of traditional assets will enable us to fund our operating expenses and capital expenditure requirements until mid 2022. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

●	the number and characteristics of product candidates that we pursue;

●	the cost, timing, and outcomes of regulatory approvals;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to continue our ongoing clinical development activities and seek to obtain regulatory approval for, and commercialize, our product candidates. If we receive regulatory approval for any of our product candidates, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

On June 3, 2021, in connection with the acquisition of Trasir, we announced our intention to reposition the Compound around RNA therapeutics and to prepare for the separation of the Company’s traditional business either through a divestiture or a spin-off to shareholders within the next 12-18 months. There can be no assurance the Company’s intention will result in the completion of any particular type of transaction within the expected time frame, and the Company does not intend to comment further unless a specific transaction is approved by the Board of Directors, or it is otherwise determined that other disclosure is appropriate.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information-D. Risk factors” in the Annual Report.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of June 30, 2021:

	Payments Due by Period
	Less Than 1	Between 1	Between 3
	Year	and 3 Years	and 5	Years Total
		(in thousands of CHF)
Lease obligations (1)	16	—	—	16
Loan (2)	—	—	-	-
Total	16	—	-	16

(1)	Lease obligations consist of payments pursuant to operating lease agreements relating to leases of our office space and are not accounted for on the balance sheet. The lease term is indefinite and can be terminated with a six month notice period.

(2)	In March 2020 the Company obtained an interest-free “COVID-19” loan from UBS Switzerland, guaranteed by the Swiss government. The loan may be repaid at any time with a maximum term of 5 years. We repaid the loan on June 16, 2021.

Under the terms of our collaboration and license agreement with Xigen, we are obliged to make development milestone payments on an indication-by-indication basis of up to CHF 1.5 million upon the successful completion of a Phase 2 clinical trial and regulatory milestone payments on a product-by-product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status, upon receiving marketing approval for a product. The milestones are not included in the table above as they have not met the recognition criteria for provisions and the timing of these is not yet determinable as it is dependent upon the achievement of earlier mentioned milestones.

Under the terms of the asset purchase agreement with Otifex Therapeutics Pty Ltd, we are obliged to make a development milestone payment of USD 200,000 subject to reaching certain development outcomes.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Item 5—Operating and Financial Review and Prospects-F. Tabular disclosure of contractual obligations” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–A. Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

See Note 4 to our audited financial statements included in our most recent Annual Report on Form 20-F for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on the Company’s financial condition, results of operations and cash flows.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

●	our operation as a development-stage company with limited operating history and a history of operating losses;

●	the COVID-19 outbreak, which continues to evolve, and which could significantly disrupt our preclinical studies and clinical trials, and therefore our receipt of necessary regulatory approvals;

●	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed, particularly in light of the global outbreak of the novel coronavirus, which continues to evolve;

●	the timing, scope, terms and conditions of a potential divestiture or spin-off of the Company’s traditional business as well as the cash such transaction(s) may generate;

●	the market acceptance and resulting sales from Bentrio™ in international markets;

●	our dependence on the success of AM-125, AM-201, AM-301, AM-401, Keyzilen® (AM-101) and Sonsuvi® (AM-111), which are still in clinical development, may eventually prove to be unsuccessful;

●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

●	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects, particularly in light of the global outbreak of the novel coronavirus, which continues to evolve;

●	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

●	if our product candidates obtain regulatory approval, our product candidates being subject to expensive, ongoing obligations and continued regulatory overview;

●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

●	the chance that we do not obtain orphan drug exclusivity for Sonsuvi®, which would allow our competitors to sell products that treat the same conditions;

●	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

●	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

●	our reliance on our current strategic relationships with INSERM or Xigen and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

●	our ability to meet the continuing listing requirements of Nasdaq and remain listed on The Nasdaq Capital Market;

●	the chance that certain intangible assets related to our product candidates will be impaired; and

●	other risk factors set forth in our most recent Annual Report on Form 20-F.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.